

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

Meenu Chhabra
Chief Executive Officer
Proteostasis Therapeutics, Inc.
80 Guest Street, Suite 500
Boston, Massachusetts 02135

> **Re:** **Proteostasis Therapeutics, Inc.**
> **Form S-4**
> **Exhibit Nos. 10.16 and 10.17**
> **Filed September 23, 2020**
> **File No. 333-248993**

Dear Ms. Chhabra:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance